EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010
Pretax Income	48,537,886	52,787,710	70,977,206	(65,411,628)	11,504,903
Fixed Charges	45,435,694	50,195,954	43,782,341	41,864,658	40,294,016
Amortization of Capitalized Interest	3,938,569	4,058,459	1,886,832	1,556,952	1,819,086
Capitalized Interest	(1,170,730)	(2,375,946)	(10,240,245)	(19,271,105)	(13,488,684)
Earnings before Income Tax & Fixed Charges	96,741,419	104,666,177	106,406,135	(41,261,123)	40,129,321
Interest Expense	44,264,964	47,820,008	33,542,096	22,593,553	26,805,332
Capitalized Interest	1,170,730	2,375,946	10,240,245	19,271,105	13,488,684
Total Fixed Charges	45,435,694	50,195,954	43,782,341	41,864,658	40,294,016
Ratio of Earnings to Fixed Charges	2.1x	2.1x	2.4x	(1)	1x
(1)     For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.3 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.